CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 15, 2018, Cohen & Company, Ltd.  (“Cohen”) resigned from being the Fund’s independent registered public accounting firm.

Cohen’s reports on the financial statements of the Fund for the years ended September 30, 2016 and September 30, 2017 contained no adverse opinion or disclaimer of opinion, and  were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Fund’s two most recent fiscal years, ending September 30, 2016 and September 30, 2017 and including any subsequent interim period preceding Cohen’s resignation, there were no disagreements with Cohen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s), if not resolved to the satisfaction of Cohen, would have caused Cohen to make reference to the subject matter of the disagreements(s) in connection with its reports.

At meetings held May 16, 2018, the Fund’s Board of Trustees and its Audit Committee, each unanimously approved the engagement of McBee & Co., PC to serve as independent registered public accountants for the Fund for its fiscal year ending September 30, 2018.